[International Wire Letterhead]
August 5, 2005
VIA FACSIMILE
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attn: Jennifer Hardy and Chris Edwards

Re:	International Wire Group, Inc. Registration Statement on Form S-1 (File No. 333-120736)
Ladies and Gentlemen:
                          We refer to the registration statement on Form S-1 (File No. 333-120736) (the “Registration Statement”) of International Wire Group, Inc. (the “Company”), relating to the registration of its common stock.
                          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 2 pm (Eastern time) on Tuesday, August 9, 2005, or as soon as practicable thereafter.
                          The Company hereby acknowledges the following:
1.	Should the Securities and Exchange Commission (the “Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.
     Please call Michael B. Farnell, Jr. at (214) 746-7787 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

INTERNATIONAL WIRE GROUP, INC.

		By:	/s/ Glenn Holler

Glenn Holler
Senior Vice President, Chief Financial
Officer and Secretary

cc:	R. Scott Cohen
Michael B. Farnell, Jr.